

July 22, 2010

Henry H. Graham, Jr.
Chief Executive Officer
TNS, Inc.
11480 Commerce Park Drive, Suite 600
Reston, VA 20191

      Re: TNS, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed March 16, 2010
               Forms 8-K Filed March 1, 2010 and May 3, 2010
               File No. 001-32033

Dear Mr. Graham:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 36

1.   Aside from disclosure of your recent acquisition of the Communications Services Group, your "Overview" appears to be more in the nature of a business description and summary of certain financial results than a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company's financial condition and operating results. Consider expanding your "Overview" to address, for instance, economic or industry-wide factors relevant to the company and the material operational risks and challenges facing

you and how management is dealing with these issues. Refer to Section III.A of SEC Release No. 34-48960.

Liquidity and Capital Resources, page 48

2.   On page 15, you identify the pursuit of strategic acquisitions as a core component of your future growth strategy. Elsewhere in your report, you indicate that the terms of your existing credit facility may adversely impact your acquisition strategy and/or your ability to obtain additional financing. In this regard, we note your brief disclosure in Note 5 of the Notes to Consolidated Financial Statements regarding certain of the financial and other restrictive covenants imposed upon you pursuant to the credit facility. If these covenants limit, or are reasonably likely to limit, your ability to undertake financing to a material extent, tell us what consideration you gave to discussing and analyzing in this section the impact of these covenants. Refer to Section IV.C of SEC Release No. 34-48960.

Item 7. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 62

3.   We note your disclosure that discusses your consideration of ASC 605-45 in determining whether revenue should be reported on a gross versus net basis. Please describe the nature of the arrangements to which you apply this guidance and clarify whether you are recording the related revenue on a gross or net basis. In your response, please provide us with your analysis pursuant to ASC 605-45-45-4 through 45-18 in arriving at your determinations.

Item 10. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 23, 2010)

General

4.   We could not locate a detailed discussion of board leadership as required by Item 407(h) of Regulation S-K. In particular, we would expect to see disclosure as to why you determined that your leadership structure is appropriate given the specific characteristics or circumstances of the company.

Compensation Discussion and Analysis

Executive Compensation Program

Annual Incentive Compensation, page 21

5.   With respect to annual incentive compensation and long-term equity compensation in
        particular, your compensation discussion and analysis should provide an expanded
        analysis of how you arrived at and why you paid each particular level of compensation
        for each named executive officer for 2009. For example, we note that in setting bonus
        levels for 2009, the compensation committee considered peer group compensation data.
        However, your discussion does not specifically explain how you arrived at the target
        payouts reflected in the table on page 20, nor why such salary multiples were appropriate.
        Additionally, we note minimal discussion and analysis as to how you arrived at the
        specified amount of restricted stock granted to each of your named executive officers in
        2009. Refer to Item 402(b)(1)(iv) and (v) of Regulation S-K. This comment also applies
        to your director compensation disclosure.

Acquisition Related Incentive Plan, page 24

6.   We note that in connection with your acquisition of the Communications Services Group,
        certain named executive officers were awarded specific acquisition related bonuses. You
        state that the plan had several goals and objectives which the committee considered, the
        primary target being cost savings. However, the specific target by which those awards
        were determined is not disclosed. In view of the significant cash bonuses awarded to
        your executives pursuant to this plan, please provide detailed disclosure of the specific
        goals outlined under the plan and describe the basis for each award actually paid. Refer
        to Item 402(b)(1)(iv) and (v) of Regulation S-K.

Employment Agreements, Severance and Change of Control Arrangements, page 32

7.   We note that you have entered into employment agreements with certain of your named
        executive officers which provide for severance benefits and change of control benefits.
        In your discussion and analysis, please discuss how these arrangements fit into your
        overall compensation objectives and affect the decisions you made regarding other
        compensation elements and the rationale for decisions made in connection with these
        arrangements.

Item 12. Certain Relationships and Related Transactions and Director Independence (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 23, 2010)

Related Party Transactions, page 11

8.   You have not disclosed the name of the entity through which Mr. Low rents office space to your company, nor Mr. Low's specific ownership interest in that company. Please advise. Refer to Item 404(a) of Regulation S-K.

Item 14. Exhibits and Financial Statement Schedules, page 102

9.   We note several references in your proxy to your 2009 annual incentive plan and 2009 long term incentive plan. However, we are unable to locate either of these plans as exhibits to your Form 10-K, nor are we able to locate a prior Form 8-K disclosing entry into these plans. Please advise. Refer to Item 601(b)(10)(iii) of Regulation S-K and Item 502(e) of Form 8-K.

Forms 8-K filed March 1, 2010 and May 3, 2010

10.   We note that you reconcile "income from operations" to "EBITDA before stock compensation expense." Please tell us how you considered Question 103.02 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

11.   We note that you have used a 20% tax rate when calculating the tax effect of your non-GAAP adjustments. Please tell us how you determined the 20% tax rate and tell us how you considered disclosing how this rate was determined. See Question 102.11 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-3548, David Orlic, Staff Attorney, at (202) 551-3503 or me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief